Exhibit 5.1

Mayer Brown International LLP 201 Bishopsgate London EC2M 3AF Telephone: +44 20 3130 3000 Fax: +44 20 3130 3001 www.mayerbrown.com DX 556 London and City 8 January 2014
GW Pharmaceuticals plc 114 Porton Down Science Park Salisbury Wiltshire SP4 0JQ

Dear Sirs

We act for GW Pharmaceuticals plc, a public limited company incorporated under the laws of England and Wales (the "Company") as its legal advisers in England in connection with the secondary offering (the "Offering") by the Company of new ordinary shares of £0.001 each in the Company (the "New Shares"). The New Shares are to be offered in the form of American Depositary Shares (the "ADSs"). Each ADS represents 12 ordinary shares of the Company.

This opinion is being furnished in connection with the registration statement (the "Registration Statement") on Form F-1 filed by the Company with the Securities and Exchange Commission on 8 January 2014 pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder (the "Rules").

The existing issued ordinary shares of the Company are admitted to trading, and application will be required to be made for the New Shares to be admitted to trading, on the AIM market operated by London Stock Exchange plc.

In arriving at the opinions expressed below, we have reviewed the following documents:

(a)	the Registration Statement;

(b)	a certificate dated 6 January 2014 (the "Reference Date") signed by the company secretary of the Company (the "Officer's Certificate") relating to certain factual matters as at the Reference Date and having annexed thereto copies (certified by the company secretary as being true, complete, accurate and up-to-date in each case) of the following documents:

(i)	the certificate of incorporation, the certificates of incorporation on change of name and the memorandum and articles of association of the Company (the "Articles");

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(ii)	the shareholder resolutions passed at the general meeting of the Company on 6 January 2014 (the "Shareholder Resolutions");

(iii)	minutes of a meeting of the board of directors of the Company held on 19 December 2013, at which it was resolved, inter alia, to proceed with the Offering and to constitute a committee of the board of directors of the Company (the "Committee");

(c)	draft minutes of a meeting of the Committee to be held to resolve, inter alia, to allot the New Shares (such draft resolutions, together with the resolutions of the board of directors of the Company of 19 December 2013, the "Board Resolutions", and, together with the Shareholder Resolutions, the "Corporate Approvals"); and

(d)	the Company Search (as defined below).

Except as stated above, for the purpose of this opinion we have not examined any contracts or other documents entered into by or affecting the Company or its subsidiaries (the "Group") or any corporate records of the Company or the Group nor made any other enquiries concerning the Company or the Group.

In rendering the opinions expressed below we have assumed and not verified:

(a)	the genuineness of all signatures, stamps and seals, the authenticity and completeness of all documents supplied to us as originals;

(b)	that each of the individuals who signs as, or otherwise claims to be, an officer of the Company is the individual whom he or she claims to be and holds the office he or she claims to hold;

(c)	that the Corporate Approvals referred to above were or will each be (as appropriate) passed at a meeting which was or will be duly convened, constituted and held in accordance with all applicable laws and regulations; that in particular, but without limitation, a duly qualified quorum of directors or, as the case may be, shareholders was or will be present in each case throughout the meeting and voted in favour of the resolutions; and that in relation to each meeting of the board of directors of the Company and of the Committee, each provision contained in the Companies Act 2006 or the articles of association of the Company relating to the declaration of directors' interests or the power of interested directors to vote and to count in the quorum was or will be duly observed;

(d)	that in each case the minutes or draft minutes detailing the Board Resolutions are a true, complete and accurate record of the proceedings of the relevant meeting; and that each resolution recorded in the Corporate Approvals has not been and will not be amended or rescinded and remains or will remain in full force and effect;

(e)	the conformity with the original documents of all documents reviewed by us as drafts, pro formas, specimens or copies and the authenticity and completeness of all such original documents;

(f)	the accuracy as to factual matters of each document we have reviewed, including, without limitation, the accuracy and completeness of all statements in the Officer's Certificate;

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(g)	that the Company has fully complied and will comply with its obligations under all applicable money laundering legislation;

(h)	that all consents, licences, approvals, authorisations, notices, filings and registrations that are necessary under any applicable laws or regulations (other than laws or regulations of England and Wales) in order to permit the performance of the actions to be carried out pursuant to the Corporate Approvals have been or will be duly made or obtained and are, or will be, in full force and effect;

(i)	that there are no provisions of the laws of any jurisdiction outside England and Wales that would have any implication for the opinions we express and that, insofar as the laws of any jurisdiction outside England and Wales may be relevant to this opinion letter, such laws have been and will be complied with;

(j)	that no agreement, document or obligation to or by which the Company (or its assets) is a party or bound and no injunction or other court order against or affecting the Company would be breached or infringed by the performance of the actions to be carried out pursuant to, or any other aspect of, the Corporate Approvals;

(k)	that the information relating to the Company disclosed by our online search of the register kept by the Registrar of Companies as made public through the www.companieshouse.gov.uk website and by the telephone enquiry in respect of the Company made of the Central Index of Winding up Petitions at the Companies Court in relation to the Company was then true, complete, accurate and up-to-date and has not since then been materially altered, and that such search did not fail to disclose any material information which for any reason should have been disclosed by that search but was not so disclosed, or which had been delivered for registration but did not appear on the file in London at the time of our search, and that such telephone enquiry did not fail to disclose any material information or any petition for an administration order, dissolution or winding-up order in respect of the Company that has been presented in England and Wales;

(l)	that the directors of the Company acted or will act (as appropriate) in accordance with ss171 to 174 Companies Act 2006 in passing the Board Resolutions; and that the actions to be carried out pursuant to the Corporate Approvals by the Company and the exercise of its rights and performance of its obligations thereunder will materially benefit the Company and are in its commercial interests, and that the directors of the Company acted or will act in good faith and in the interests of the Company in approving each of the Corporate Approvals and the transactions contemplated thereby; and

(m)	that all New Shares will be issued and allotted pursuant to the authority and power granted to the directors of the Company under the Shareholder Resolutions and that that authority and power have not been and will not be previously utilised otherwise by the allotment of shares or by the grant of rights to subscribe for or convert any security into shares of the Company.

Based on the foregoing, and subject to the further qualifications and limitations set forth below, it is our opinion that:

1.	the Company has been duly incorporated as a public limited company under the laws of England and Wales. An online search of the register kept by the Registrar of Companies as made public through the www.companieshouse.gov.uk website in respect of the Company on 3 January 2014 (the "Company Search") and a telephone enquiry in respect of the Company made of the Central Index of Winding up Petitions at the Companies Court at approximately 13:32 on 3 January 2014 revealed no petition, order or resolution for the winding up of the Company and no petition for, and no notice of appointment of, a receiver or administrator; and

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2.	the New Shares will, when the names of the holders of such New Shares are entered in the register of members of the Company and subject to the receipt by the Company of the aggregate issue price in respect of all the New Shares, be validly issued, fully paid and no further amount may be called thereon.

It should be noted, however, that the information disclosed by such search and enquiry may not be true, accurate, complete or up-to-date. In particular:

(a)	there may be matters which should have been registered but which have not been registered or there may be a delay between the registration of those matters and the relevant entries appearing on the register of the relevant party;

(b)	there is no requirement to register with the Registrar of Companies notice of a petition for the winding-up of, or application for an administration order in respect of, a company. Such a notice or notice of a winding-up or administration order having been made, a resolution having been passed for the winding-up of a company or a receiver, manager, administrative receiver, administrator or liquidator having been appointed may not be filed with the Registrar of Companies immediately and there may be a delay in any notice appearing on the register of the relevant party;

(c)	the results of the telephone enquiry of the Central Index of Winding up Petitions at the Companies Court relate only to petitions for the compulsory winding up of, or applications for an administration order in respect of, the Company presented prior to the enquiry and entered on the records of the Central Index of Winding Up Petitions. The presentation of such a petition, or the making of such an application, may not have been notified to the Central Index or entered on its records immediately or, if presented to a County Court or Chancery District Registry, at all. The response to an enquiry only relates to the period of six months prior to the date when the enquiry was made; and

(d)	in each case, further information might have become available on the relevant register after the search or enquiry was made.

For the purpose of paragraph 1 above, "duly incorporated" means that the requirements of the Companies Acts in force at the date of incorporation of the Company in respect of registration and all matters precedent and incidental to it have been complied with by the Company and that the Company is authorised to be registered and is duly registered under those Acts.

This opinion is strictly limited to the matters expressly stated in paragraphs 1 and 2 above and is not to be construed as extending by implication to any other matter. Other than as set out in paragraphs 1 and 2 above, we express no opinion as to any agreement, instrument or other document that may arise or be entered into as a result of or in connection with the Offering. We express no opinion as to any aspect of tax law.

This opinion relates only to English law (being for these purposes, except to the extent we make specific reference to an English law "conflict of law" (private international law) rule or principle, English domestic law on the assumption that English domestic law applies to all relevant issues) as applied by the English courts as at today's date, including the laws of the European Union to the extent having the force of law in England.

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We express no opinion as to, and we have not investigated for the purposes of this opinion, the laws of any jurisdiction other than England. It is assumed that no foreign law which may apply to the Offering, the Company, any document or any other matter contemplated by any document would or might affect any of the opinions set out above.

This opinion and any non-contractual obligations arising out of or in connection with this opinion shall be governed by, and construed in accordance with, English law.

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement. In giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the Rules.

We do not undertake or accept any obligation to update this opinion to reflect subsequent changes in English law, or to advise you or any other person, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Yours faithfully

/s/ Mayer Brown International LLP

Mayer Brown International LLP